EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2007	2006	2007	2006

Basic Earnings Per Share

Net earnings (loss)	$(337,000)	$905,000	$126,000	$1,069,000

Weighted-average Common Shares:

Basic Shares Outstanding	8,156,000	8,116,000	8,154,000	8,104,000

Basic Earnings (Loss) Per Share	$(0.04)	$0.11	$0.02	$0.13

Diluted Earnings Per Share

Net earnings (loss)	$(337,000)	$905,000	$120,000	$1,069,000

Weighted-average Common Shares:

Outstanding	8,156,000	8,116,000	8,154,000	8,104,000

Stock Options	-	93,000	73,000	98,000

Restricted Stock	-	175,000	242,000	165,000

Diluted Shares Outstanding	8,156,000	8,384,000	8,469,000	8,367,000

Diluted Earnings (Loss) Per Share	$(0.04)	$0.11	$0.01	$0.13